Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated July 11, 2007 and provides an analysis of NovaGold’s financial results for the quarter ended May 31, 2007 compared to the same period in the previous year. At July 11, 2007, the Company had 104.6 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s May 31, 2007 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2006, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments — Recognition and Measurement”, respectively, effective for the Company’s first quarter commencing December 1, 2006 whereby the Company is required to disclose comprehensive income and its components.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.com or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with two properties under construction and a third property progressing towards development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006 the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine. Construction is anticipated to be completed in the latter half of 2007, with production expected to begin by the end of the year. The Rock Creek and Big Hurrah projects are located near Nome, Alaska. Recently, the Company initiated construction of its Galore Creek copper-gold project in northwestern British Columbia upon receipt of provincial and federal permits and Board of Directors approval. Production is anticipated in mid-2012. In addition, NovaGold is advancing two of the largest undeveloped resources in North America: the Donlin Creek gold project in Alaska in joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), and the Ambler copper-zinc-silver-gold project in Alaska in partnership with subsidiaries of Rio Tinto.

At May 31, 2007 NovaGold had $196.7 million of unrestricted cash. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of operations

For the three months ended May 31, 2007, the Company reported a net loss of $3.2 million (or $0.03 per share) compared with a net loss of $8.6 million (or $0.10 per share) for the corresponding period in 2006. The improvement in financial results relates primarily to a one-time gain of $4.2 million on the sale of common shares of Pioneer Metals Corporation (“Pioneer”) during the quarter. The second quarter 2006 included a $2.1 million future income tax expense compared with a $0.7 million future income tax expense in the current period.

For the six-month period ended May 31, 2007, the Company had a net loss of $8.1 million (or $0.08 per share) compared with a net loss of $8.5 million (or $0.11 per share) for the corresponding period in 2006. For the six months ended May 31, 2007, total expenditures increased by $4.3 million, including increases in general and administrative expenditures and salaries of $2.0 million and an increase in foreign exchange loss of $2.4 million, offset by a $4.2 million gain on the sale of the Pioneer investment and a decrease in future income tax expense of $1.8 million.

Revenues for the quarter ended May 31, 2007 were $2.0 million compared with $2.3 million in the corresponding period in 2006. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues for the quarter relates mainly to less interest income relating to cash balances invested during the quarter and the timing of financings and payments.

Revenues for the six-month period ended May 31, 2007 were $3.0 million compared to $3.7 million for the same period in 2006. Revenues decreased in the six-month period in 2007 due to a decrease in land sales in 2007 and a $0.3 million decrease in interest income due to the timing of the completion of the public offering in April 2007 compared with the prior year in February 2006.

Expenses for the three months ended May 31, 2007 were $8.8 million compared with $8.5 million for the same period in 2006. During the quarter, the Company recorded a foreign exchange loss of $3.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar cash balances. During the same quarter in 2006, the Company recorded $3.5 million for stock-based compensation compared with $0.6 million in 2007. This difference is due to the timing of grants.

Expenses for the six months ended May 31, 2007 were $14.6 million compared to $10.2 million in the corresponding period in 2006. For the six-month period, general and administrative expenses, corporate development and professional fees increased by $3.5 million and salaries by $1.0 million over the same period in 2006. These increases are primarily due to the Company’s growth and increased activity. The Canadian dollar’s strengthening in the six-month period ended May 31, 2007 resulted in a $2.4 million increase in the foreign exchange loss recorded during this period.

For the quarter ended May 31, 2007, the Company recorded $118,000 of income from its strategic equity investment in Alexco Resource Corp. (“Alexco”) (quarter ended May 31, 2006 — $92,000 loss).

For the six months ended May 31, 2007, the Company recorded a net loss from the equity investment in Alexco of $429,000 compared with a net loss of $130,000 recorded in the same period in 2006.

NovaGold Resources Inc. Second Quarter Report 2007

For the quarter and six-month period ended May 31, 2007, the Company recorded a $28,000 dilution gain. At May 31, 2007, the Company had an unrecorded gain of $23.9 million in its Alexco holdings. In 2006, the Company recorded a dilution loss of $223,000 for the second quarter and a dilution gain of $294,000 for the six-month period ended May 31, 2006 with respect to the Company’s interest in Alexco. In December 2006 (in the first fiscal quarter of 2007) the Company chose to maintain its strategic pro-rata interest in Alexco and purchased $5.0 million of units (each one common share and one half share purchase warrant) at $4.75 per unit.

Selected financial data

The following quarterly information is unaudited and prepared in accordance with Canadian GAAP.

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06	2/28/06	11/30/05	8/31/05
	$	$	$	$	$	$	$	$
Net revenues	1,946	1,062	2,080	2,391	2,213	1,409	1,256	1,074
Income (loss) for the quarter	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)
Income (loss) per share — basic and diluted	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)
Expenditures on mineral properties and related deferred costs(1)
USA	25,969	18,133	16,088	27,461	3,254	1,641	4,221	4,636
Canada	2,156	3,645	18,081	11,501	1,599	5,274	17,433	22,232

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, write-downs, disposals, option payments received and taxes.

Factors that can cause fluctuations in the Company’s quarterly results have historically been the timing of stock option grants, the impact of future income taxes, equity investment gains and losses, disposal of investments and, in the past year, the costs associated with the Barrick unsolicited takeover bid. The main fluctuations over the previous eight quarters related mainly to stock options, taxation, foreign exchange fluctuations and takeover defense costs. The majority of the Company’s properties are not yet in production; consequently, the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the six months ended May 31, 2007, the Company expended $49.9 million on mineral properties and related deferred costs (quarter ended May 31, 2007 — $28.1 million). Included in this amount was US$34.6 million (quarter ended May 31, 2007 — US$20.6 million) accrued for work carried out on the Donlin Creek project by Barrick, based on the Company’s 70% ownership of the Donlin Creek project, and includes interest charges capitalized during the six-month period of US$1.3 million (quarter ended May 31, 2007 — US$0.8 million). Under the Donlin Creek Mining Venture Agreement with Barrick, following an election by NovaGold since March 31, 2006, Barrick has been funding NovaGold’s share of exploration and development at Donlin Creek. During the six-month period ended May 31, 2007, the Company also expended $4.1 million on mineral property and related deferred costs on the Galore Creek project (quarter ended May 31, 2007 — $1.9 million). The majority of the expenditures at Galore Creek relate to environmental and geological work.

The Company also recorded $1.5 million spent on the Copper Canyon project immediately adjacent to the Company’s Galore Creek property, located in northwestern British Columbia. This expenditure is primarily related to the fair value of the Company’s 74,074 common shares issued during the six-month period ended May 31, 2007 as part of NovaGold’s property option agreement.

Liquidity and capital resources

At May 31, 2007, cash and cash equivalents were $196.7 million. During the quarter the Company completed a public offering for net proceeds of $217 million after commissions and expenses of $12 million. The Company also generated proceeds from the sale of Pioneer shares of $5.9 million resulting in a gain realized in the quarter of $4.2 million. The Company expended $30.8 million on net operating activities during the six months ended May 31, 2007 compared with $3.0 million for the same period in 2006. The Company recorded a net loss of $8.1 million during the six-month

NovaGold Resources Inc. Second Quarter Report 2007

period ended May 31, 2007 compared with a net loss of $8.5 million for the same period in the prior year.

In the six-month period ended May 31, 2007, the Company generated $220.4 million in cash flows from financing activities compared with $193.9 million in 2006. The Company expended $99.4 million on investing activities in 2007 compared with $21.5 million in 2006. A total of approximately $50 million was expended on pre-construction costs at the Galore Creek project, including payments for purchases of camps and other costs related to planned mobilization of equipment upon receipt of all approvals necessary to commence construction. In addition, about $21 million was expended at the Rock Creek project related to equipment purchases and the construction of processing facilities, the plant site and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

At May 31, 2007, the Company’s aggregate commitments for operating leases totaled $2.8 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at May 31, 2007 in the amount of $32.7 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006, and $4.0 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of US$64.1 million, including accrued interest of US$2.0 million, recorded for the project in the Company’s financial statements may be overstated.

The future minimum payments at May 31, 2007 are approximately as follows:

				in millions of Canadian dollars
	Operating	Galore	Rock	Donlin
	Leases	Creek	Creek	Creek	Total
	$	$	$	$	$
2007	0.3	32.7	4.0		37.0
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			68.5	69.6

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of 90 days or less that can be easily liquidated.

Outlook

At May 31, 2007, the Company had cash and cash equivalents of $196.7 million. For fiscal 2007 the Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s early-stage exploration properties in Alaska and British Columbia. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain Power in 2006. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 conducting 70,000 meters of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

In the second quarter of 2007, NovaGold decided to appoint an internal project and construction management team to oversee Rock Creek construction and operations. A complete review of the project by the new construction management team and an assessment of current economic conditions identified increased costs at the project. As a result of this review, to complete construction and commissioning of the Rock Creek mine on schedule, the Company anticipates spending approximately US$40 million in the remainder of 2007 in addition to previously budgeted expenditures. This increase is the result of a number of factors, including delays in permitting that pushed major civil construction into mid-winter, rising costs, unexpected repairs to and replacement of supplied equipment, and requirements for additional labour and manhours to meet the previously announced schedule. The total capital cost estimate, including start-up and working capital of the Rock Creek mine, is expected to be approximately US$120 million.

At the Rock Creek project, construction continues on the mine facilities. Earthworks are ongoing in the tailings impoundment, pit and other related site facilities, the leach tanks are in place and the milling equipment is being assembled. The millsite facilities are well into construction and work on the power line is underway. The project is on target to achieve production by calendar year end, at a rate currently estimated at 100,000 ounces on an annualized basis.

NovaGold Resources Inc. Second Quarter Report 2007

On March 29, 2007, the Company announced that it had exercised its option to purchase 100% of Stikine Copper Limited pursuant to the Galore Creek Option Agreement dated July 31, 2003 between NovaGold and QIT-Fer et Titane Inc. and Hudson Bay Mining and Smelting Co., Limited. The acquisition of Stikine Copper Limited by the Company closed on July 1, 2007. Stikine Copper Limited was the owner of the core mineral claims that contain all of the Company’s proven and probable reserves at the Galore Creek project.

On May 23, 2007, the Company and Teck Cominco Limited (“Teck Cominco”) announced the formation of a partnership to build the Galore Creek mine. The parties intend to formalize agreements where NovaGold and Teck Cominco will each hold a 50% interest in the partnership. To earn its 50% interest, Teck Cominco will fund the next approximately US$478 million (C$520 million) in construction costs, with each company responsible for its pro rata share of funding thereafter. The amount of US$478 million was based upon assumption that US$128 million of construction and pre-construction capital costs at Galore Creek would be spent to the effective date of the legal formation of the partnership and will be adjusted to actual amounts expended. In addition, NovaGold will receive up to US$50 million of preferential distributions once Galore Creek is fully operational, if the project exceeds certain agreed upon minimum revenues in the first year of commercial production. The Company intends to contribute to the partnership its assets related to the Galore Creek project and is currently reviewing the impacts of the partnership on its financial statements.

On June 5, 2007, the Company announced that it had received the necessary Federal and Provincial authorizations and permits to allow the Board of Directors to approve the construction of the Galore Creek mine. Construction is underway to build a mine on the property anticipated to have a nominal throughput of 65,000 tonnes per day and expected, when in operation, to produce on average 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver annually during the first five years of mine life.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study, completed by Hatch Ltd. in October 2006, a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by NovaGreenPower Inc. (formerly, Coast Mountain Power Corp.) on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team in February 2007 rescheduled and re-estimated costs for 2007 based on the development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion with start-up of operations in 2012 rather than 2011. In addition $10 million of environmental bonding has been provided.

NovaGold has received and accepted the offer of a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. The Company is completing the administrative steps necessary to finalize the surface lease and will submit the information to the British Columbia government shortly. NovaGold anticipates that a surface lease for the tailings and waste rock storage facility will be finalized in a timely manner.

As of July 11, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash and sale of temporary investments, with Teck Cominco funding the next approximately US$478 million in construction costs for Galore Creek following the legal formation of the partnership.

Related party transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”) completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco, which the Company considers a strategic investment. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant that entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. The Company’s current ownership in Alexco is approximately 18.7%.

Change in accounting policies

Effective the first quarter commencing December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments — Recognition and Measurement”. Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available-for-sale securities from purchase to November 30, 2006 was $30,142,000 which is reported as an adjustment to the opening balance of accumulated comprehensive income. For the six-month period ended May 31, 2007, the Company reported a net unrealized loss of $954,000 (for the quarter ended May 31, 2007 — net unrealized loss of $895,000).

Interest costs relating to the construction in progress of mineral properties and related deferred costs are capitalized until commercial production is achieved.

NovaGold Resources Inc. Second Quarter Report 2007

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures, fair value calculations for stock option grants and income tax estimates.

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development of mines and properties, and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this competition, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock Options

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Risk factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation, and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalised costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long-term payables and mineral property and related deferred costs would reduce by US$35.5 million.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and

NovaGold Resources Inc. Second Quarter Report 2007

indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold, copper and silver will be realized. Declines in the market price for gold or copper may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price Volatility — Gold and Other Metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NovaGold Resources Inc. Second Quarter Report 2007